SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2023 (Report No. 5)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On September 14, 2023, Nano Dimension Ltd. (the “Company”) issued a press release titled “Nano Dimension to Vote “AGAINST” Stratasys’ Value-Destructive Merger with Desktop Metal; Urges Fellow Stratasys Shareholders to Join in Opposition,” a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

On September 15, 2023, the Company issued a press release titled “Nano Dimension Enhances Board Governance Structure and Functionality,” a copy of which is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

The first paragraph and the section titled “Forward Looking Statements” of Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on September 14, 2023, titled “Nano Dimension to Vote “AGAINST” Stratasys’ Value-Destructive Merger with Desktop Metal; Urges Fellow Stratasys Shareholders to Join in Opposition.”
99.2	Press release issued by Nano Dimension Ltd. on September 15, 2023, titled “Nano Dimension Enhances Board Governance Structure and Functionality.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: September 15, 2023	By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Operating Officer

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